UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 May 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Automotive Logistics in Italy achieves "Investor in People" certification, 22 May 2006

22 May 2006

TNT Automotive Logistics in Italy achieves "Investor in People" certification

TNT Automotive Logistics, a division of TNT Logistics Italy & South America, a leading logistics company, has been certified as an "Investor in People".

Investor in People (IiP), an internationally recognised standard which sets out a level of good practice in human resource management, is awarded to companies that can prove they comply with specific quality criteria in the management, training and development of their people.

The IiP certification initiative involved all parts of TNT Automotive Logistics Italy operations, with its more than 1,000 employees. The success of the initiative means that this certificate can now be added to the other awards already achieved by TNT Logistics, such as ISO 9001:2000 certification for quality management and DIN EN ISO 14001:1996 for environ-mental management.

Ilaria DallaRiva, Director of Human Resources and Marketing for TNT Logistics Italy & South America commented, "This is a significant achievement, and one which involves one of the most important areas for such a large group, namely human resources. This important certifi-cation, along with the recognition achieved by TNT Logistics Italy in November 2002, is a confirmation of the excellent work carried out by the company in terms of human resources management, our commitment to training and communications, and the level of motivation and sense of belonging that all our people have with regards to the group".

About TNT Logistics

TNT Logistics Italy & South America is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, FMCG & retail and publishing & media.

TNT Logistics employs appr. 36,000 people, who are operating in 28 countries, managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of €3.556 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 22 May 2006